Exhibit 107
Calculation of Filing Fee Tables

SC TO-I/A
(Form Type)

PLAYSTUDIOS, INC.
(Exact name of registrant as specified in its charter)

Table 1 – Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$10,996,331.00	$92.70 per $1,000,000	$1,019.39
Fees Previously Paid			1,019.39
Total Transaction Valuation
Total Fees Due for Filing			$1,019.39
Total Fees Previously Paid			1,019.39
Total Fee Offsets			—
Net Fee Due			$—

The transaction valuation is estimated for purposes of calculating the amount of the filing fee only. The amount is based upon the offer to purchase up to 10,996,631 warrants for a purchase price of $1.00 per Warrant, for a transaction valuation of $10,996,631. The fee of $1,019.39 was paid in connection with the filing of the Schedule TO-I by PLAYSTUDIOS, Inc. (File No. 005-91799) on April 1, 2022.